Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.)           The jurisdiction where the Non-Delaware Corporation first formed is Colorado.

2.)           The jurisdiction immediately prior to filing this Certificate is Colorado.

3.)           The date the Non-Delaware Corporation first formed is February 19, 1999.

4.)           The name of the Non-Delaware Corporation immediately prior to filing this Certificate is NIC Inc..

5.)           The name of the Corporation as set forth in the Certificate of Incorporation is NIC Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the 7th day of May, A.D. 2009.

By:	/s/ William F. Bradley, Jr.

Name:	William F. Bradley, Jr.
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Title:	Chief Operating Officer, General Counsel and Secretary
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